THB HOLDCO, LLC

FINANCIAL STATEMENTS

PERIOD FROM MAY 24, 2018
(DATE OF INCORPORATION)
TO DECEMBER 31, 2018

THB HOLDCO, LLC

FINANCIAL STATEMENTS

PERIOD FROM MAY 24, 2018 (DATE OF INCORPORATION)
TO DECEMBER 31, 2018

CONTENTS

Green
Hasson
Janks

10990 Wilshire Boulevard
16th Floor
Los Angeles, CA 90024

310.873.1600 T
310.873.6600 F
www.greenhassonjanks.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of
THB Holdco, LLC

We have reviewed the accompanying financial statements of THB Holdco, LLC (the Company), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, changes in members' deficit, and cash flows for the period from May 24, 2018 (date of inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 2, the Company is dependent on the continued investment from its members and/or raising sufficient additional funds with uncertainty as to its ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Green Hasson & Janks LLP

June 10, 2019
Los Angeles, California

THB HOLDCO, LLC

BALANCE SHEET
December 31, 2018
UNAUDITED

ASSETS

CURRENT ASSETS:

Cash	$	-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBERS' DEFICIT

CURRENT LIABILITIES:

Related Party Notes Payable	$	53,806

COMMITMENTS AND CONTINGENCIES

MEMBERS' DEFICIT	(53,806)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$ -

See Independent Accountant's Review Report and Accompanying Notes

THB HOLDCO, LLC

STATEMENT OF OPERATIONS
Period from May 24, 2018 (Date of Inception) to December 31, 2018

UNAUDITED

NET SALES	$	-
OPERATING EXPENSES:		
General and Administrative Expenses		53,906
LOSS FROM OPERATIONS		(53,906)
NET LOSS	$	(53,906)

UNAUDITED

THB HOLDCO, LLC

STATEMENT OF CHANGES IN MEMBERS' DEFICIT
Period from May 24, 2018 (Date of Inception) to December 31, 2018

UNAUDITED

	Membership Units:						
	Class A		Class B		Class Z		Total
	Number of Units Issued	Amount	Number of Units Issued	Amount	Number of Units Issued	Amount	Members' Defict
Balance - May 24, 2018 (Date of Inception)	-	$ -	-	$ -	-	$ -	$ -
Membership Units Issued	1,760,000	100	40,000	-	-	-	100
Net Loss	-	(53,906)	-	-	-	-	(53,906)
BALANCE - DECEMBER 31, 2018	1,760,000	$ (53,806)	40,000	$ -	-	$ -	$ (53,806)

See Independent Accountant's Review Report and Accompanying Notes

-4-

THB HOLDCO, LLC

STATEMENT OF CASH FLOWS
Period From May 24, 2018 (Date of Inception) to December 31, 2018

UNAUDITED

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$ (53,906)	
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:	-	
NET CASH USED IN OPERATING ACTIVITIES		$ (53,906)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:

Advances from Related Party Notes Payables	53,806	
Member Contributions	100	
NET CASH PROVIDED BY FINANCING ACTIVITIES		53,906
NET CHANGE IN CASH		-
Cash - Beginning of Period		-
CASH - END OF YEAR		$ -

See Independent Accountant's Review Report and Accompanying Notes

THB HOLDCO, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2018
UNAUDITED

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   NATURE OF OPERATIONS

THB Holdco, LLC (the Company) is a tech-led fans first global sports and media company. The Company unites fans, sports and technology through innovation and aims to resolve global viewership fragmentation in sports. The Company champions the use of existing technology while building new technology to deliver immersive audience experiences and forge deeper fan connections. The Company plans to apply its expertise in performance marketing, advertising and hospitality to align partners and sponsors with fans at scale and targeted audiences.

The Company was incorporated in May 24, 2018 as a Delaware Corporation. Since incorporation the Company's principal activity has been formation and start-up activities and expenses. The Company is dependent (refer to Note 2) on securing significant additional capital to commence its principal planned operations.

(b)   MANAGEMENT'S USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to use certain estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during the reporting period. Although management believes its estimates are appropriate, changes in assumptions utilized in preparing such estimates could cause these estimates to change sometime in the future.

(c)   CASH

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(d)   INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership for tax purposes. Accordingly, income taxes are borne by the members and the company is subject to state limited liability company fees.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) **NEW ACCOUNTING PRONOUNCEMENTS**

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*, which improves and converges the revenue recognition requirements of U.S. GAAP and International Financial Reporting Standards. The ASU replaces the existing accounting standards for revenue recognition with a single comprehensive five-step model, which is intended to provide principles within a single framework for revenue recognition of transactions involving contracts with customers across all industries. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The guidance has subsequently been amended through a series of ASU's between August 2015 and September 2017 to improve the operability and understandability of the implementation guidance on principal versus agent considerations, licensing implementation guidance, scope exceptions, and various other narrow aspects, as identified and addressed in such updates. For the Company, the ASU and subsequent amendments will be effective for the year ending December 31, 2019.

(f) **SUBSEQUENT EVENTS**

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2018, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through June 10, 2019, the date these financial statements were available to be issued. No such material events or transactions were noted to have occurred, except as disclosed in Note 3.

NOTE 2 - GOING CONCERN

The Company has not commenced its planned operations or generated any revenues. During the period ended December 31, 2018, the Company has relied on the continued support from its members to fund operations. The Company is dependent upon additional funding and capital sources to commence its planned operations and fund current and future obligations. The Company is actively seeking additional funding in 2019. No assurance can be given that the Company will be successful in these efforts. The accompanying financial statements has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

NOTE 3 - RELATED PARTY TRANSACTIONS

At December 31, 2018, the Company had two notes payable to members totaling $53,806. The notes are unsecured, interest at 5% per annum and mature on December 30, 2019. No interest was incurred during the period ended December 31, 2018.

In May 2019, another member agreed to advance up to $100,000 to the Company in exchange for an unsecured promissory note, with interest at 5% per annum until maturity of June, 2020.

NOTE 4 - EMPLOYMENT AND ADVISORY AGREEMENTS

The Company has employment and advisory agreements with certain key employees and advisors. Certain agreements have provisions for the Company to issue membership units. Some of the agreements provide for monthly and annual salaries of a fixed amount and annual increases and bonuses based on various Company metrics and performances. Salaried compensation is intended to commence upon securing additional financing which is expected to be in 2019. These agreements are contingent to the Company securing additional financing in 2019 and as such no compensation expense has been recorded in the period ended December 31, 2018.

NOTE 5 - MEMBERS EQUITY

The Company was formed on May 24, 2018, and subsequently the founding members entered into a limited liability company agreement (operating agreement). The term of the operating agreement shall continue in existence until its termination and dissolution in accordance with the provisions of the operating agreement. The Company is an LLC under the laws of the State of Delaware. Members of an LLC are not personally liable for any debt, obligation or liability of the Company.

The Company's Board of Managers (Board) is authorized to issue membership units in accordance with the provisions of the operating agreement. At December 31, 2018, the Board issued 1,760,000 Class A Units and 40,000 Class B Units. In addition, the Company and authorized 200,000 of Class Z Units (incentive Units).

During the period ended December 31, 2018, the Company granted 69,200 incentive units to one individual and between 49 to 2,250 Z units per month to four other individuals. In accordance with the Unit Grant Agreements, none of these incentive units vested in 2018 and most had vesting provisions that are contingent in securing additional financing which is expected to be obtained in 2019. As such no compensation expense has been recorded in the period ended December 31, 2018.

The Holders of Class A are entitled to one vote for each unit held. The Holders of Class B units carry super-voting rights that entitle 5,000 votes per unit. Holders of Incentive Units will have no power to vote provided, that holders of Incentive Units will be entitled to vote on matters on which the right of such holders to vote is expressly required by non-waivable provisions of applicable law (and any such waivable provisions are hereby waived). On such matters, each holder of Incentive Units will have one (1) vote per Incentive Unit.

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE 5 - MEMBERS EQUITY (continued)

Each Unitholder's Capital Account shall be adjusted, by adding any additional Capital Contributions made by such Unitholder in consideration for the issuance of Units; by deducting any amounts paid to such Unitholder in connection with the redemption or other repurchase by the Company of Units; by adding any Profits allocated in favor of such Unitholder and subtracting any Losses allocated in favor of such Unitholder; and By deducting any distributions paid in cash or other assets to such Unitholder by the Company.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

LITIGATION

In the ordinary course of conducting its business, the Company becomes involved in various lawsuits. Some of these proceedings may result in judgments being assessed against the Company, which, from time to time, may have an impact on its net income or financial position. The Company does not believe that these proceedings individually, or in the aggregate, are material to its business or financial condition. There are no current pending lawsuits or litigation outstanding.